Exhibit 99.3

The following supplements and updates the Risk Factors previously disclosed in our Annual Report on Form 20-F for the year ended June 30, 2025, filed with the SEC on October 6, 2025, as amended by Amendment No. 1 to Annual Report on Form 20-F, filed with the SEC on October 15, 2025.

Our issuance of additional capital stock in connection with financings, acquisitions, investments, share incentive plans, earnout provisions or otherwise may dilute our current stockholders and may and have a negative impact on the market price of our ordinary shares.

Our existing cash and cash equivalents may not be sufficient to meet our working capital needs in the future. Further, our estimates may prove to be inaccurate, and we could spend our capital resources faster than we currently expect. Additionally, changing circumstances, some of which may be beyond our control, could also cause us to spend capital significantly faster than we currently anticipate, and we may need to seek additional funding sooner than planned. Accordingly, we expect to issue additional shares in the future to fund our operations and working capital needs, which may result in dilution to other shareholders.

For example, we may issue up to an additional 6,778,838 Ordinary Shares (the “Earnout Shares”) to European Lithium Limited, our largest shareholder, in connection with the earnout provision contained within the Business Combination Agreement. Half of the Earnout Shares will become issuable if the volume weighted average price, or VWAP (as defined in the Business Combination Agreement), of Ordinary Shares trades above $15 dollars per share, and the other half are issuable if the VWAP for Ordinary Shares trades above $20 per share, in each case for any twenty trading days in any thirty day trading days during the five-year period following the consummation of the Business Combination. The Earnout Shares are also eligible to be issued, if not already paid, if during this period a change of control occurs in which the consideration per share would meet these thresholds for issuance of the Earnout Shares.

In addition, we have granted equity awards to employees, directors, and consultants under our share incentive plans and we may do so in the future. We also expect to raise capital through equity financings in the future. As part of our business strategy, we may acquire or make investments in complementary companies, products, or technologies and issue equity securities to pay for any such acquisition or investment. We have elected to comply with the Nasdaq home country corporate governance rules applicable to foreign private issuers, which means that we follow certain corporate governance rules that conform to requirements of the British Virgin Islands in lieu of many of the Nasdaq corporate governance rules. For example, among other things, we have opted out of the requirement that we obtain shareholder approval prior to the issuance of securities in connection with certain acquisitions or private placements of securities. Accordingly, our shareholders will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer. Please see “Item 16G. Corporate Governance.”

Any such issuances of additional shares may cause shareholders to experience significant dilution of their ownership interests and could have a negative impact on the market price of the Company ordinary shares and the Company’s ability to obtain additional financing in the future.

Our long-term success depends, in part, on our ability to negotiate and enter into binding offtake or sales agreements with, and deliver our product to, third party customers on commercially viable terms. This may not occur or, should it occur, may not result in the appreciation of our share price similar of what other companies in our industry have experienced following the announcement of such agreements.

Our success depends on our ability to generate revenue and operate profitably, which depends in part on our ability to identify target both civilian and military off-take customers and convert such contacts into meaningful orders or expand on current customer relationships. We do not currently have any revenue or definitive off-take or sales agreements with customers in place, other than our lithium Offtake Agreement with BMW. We have entered into four non-binding term sheets for the offtake of rare-earth concentrate extracted from the Tanbreez Project. These consist of (i) a letter of intent with Ucore Rare Metals Inc. (“Ucore”) dated as of August 26, 2025, a letter of intent with REalloys Inc. (“REalloys”) dated as of October 8, 2025, a joint venture development term sheet with Fabrica de Prelucrare a Concentratelor de Uraniu S.R.L. (“FPCU”) dated as of December 9, 2025, and a memorandum of understanding with Tariq Abdel Hadi Abdullah Al-Qahtani & Brothers Company (“TQB”) dated as of January 15, 2026. There can be no guarantee that we will enter into a binding agreement with Ucore, REalloys, FPCU, or TQB on terms favorable to the Company or at all. If we are unable to negotiate, finalize and maintain such agreements and satisfy the conditions thereto in order to enter into definitive agreements, or are only able to do so on terms that are unfavorable to us, we will not be able to generate any revenue, which would have a material adverse effect on our business, prospects, operating results and financial condition.

We anticipate that in some cases our products will be delivered to certain customers on an early trial deployment basis, where such customers have the ability to evaluate whether our products meet their performance requirements before they commit to meaningful orders. If our targeted customers do not commit to make meaningful orders, or at all, it could adversely affect our business, prospects and results of operations. Our customers may require protections in the form of price reductions and similar arrangements that allow them to require us to deliver additional product or reimburse them for losses they suffer as a result of our late delivery or failure to meet agreed upon performance specification. Delays in delivery of our products, unexpected performance problems or other events could cause us to fail to meet these contractual commitments, resulting in delays in obtaining necessary materials used in our production process, defects in material or workmanship or unexpected problems in our manufacturing process, which could lead to unanticipated revenue and earnings losses and financial penalties. The occurrence of any of these events could harm our business, prospects, results of operations and financial results.

Even if we do enter into offtake and/or sales agreements, we may fail to deliver the product required by such agreements or may experience production costs in excess of the fixed price to be paid to us under such agreements. In December 2022, we entered into a long-term Offtake Agreement (the “Offtake Agreement”) with European auto manufacturer, BMW (“BMW”). The Offtake Agreement is conditioned upon the successful start of commercial production at the Wolfsberg Project and full product qualification and certification. Pursuant to the Offtake Agreement, on June 5, 2024, BMW made an advance payment of US$15.0 million to us, which is secured by a bank guarantee at Citi New York (the “Bank Guarantee”) and is subject to be repaid through equal setoffs against battery grade lithium hydroxide delivered to BMW. The advance payment is not yet freely accessible to CRML, and the Company may only access the funds under certain conditions. Our business, results of operations and financial condition may be materially and adversely affected if we are unable to (i) realize the expected benefits under the Offtake Agreement; (ii) enter into similar agreements with other buyers; (iii) deliver the products required by such agreements; or (iv) experience costs in excess of the price set forth in such agreements.

There can be no assurance that we will deliver a definitive feasibility study that supports the economic viability of the Tanbreez Project moving forward or that the assumptions used in the definitive feasibility study to underpin the viability of the Tanbreez Project will remain true and correct in the future.

The Tanbreez Project is in the advanced exploration stage, and our planned principal operations have not commenced. There is currently no commercial production on our project area and we have not yet completed a definitive feasibility study for the Tanbreez Project. We expect to complete a definitive feasibility study for the Tanbreez Project by the end of 2026, but we could experience delays. Until that time, we cannot be confident that the mine will operate profitably. We have conducted preliminary drilling programs, which have returned positive results. However, results obtained from preliminary drilling programs are inherently less certain than data from a definitive feasibility study.

The business of exploring minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing profitable mining operations. In developing its mineral deposits, we will be subjected to an array of complex economic factors and accordingly there is no assurance that a positive definitive feasibility study or any projected results contained in a feasibility study of a mineral deposit will be attained. Additional potential problems that may prevent us from discovering any reserves of minerals on our project include, but are not limited to, unanticipated problems relating to exploration and additional costs and expenses that may exceed current estimates. Most of these factors are beyond our control, and any of them could increase costs and make extraction of any identified mineral resource unprofitable. In addition, the estimation of mineral resources (as well as mineral reserves) is a subjective process that is partially dependent upon the judgment of the persons preparing the estimates. The process relies on the quantity and quality of available data and is based on knowledge, mining experience, statistical analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available.

We cannot assure you that the definitive feasibility study, if completed, will identify economically extractable minerals, nor can we make assurances regarding the quantity or grade of any mineralization we seek to extract. Our exploration prospects may not contain any reserves, and any funds spent on feasibility studies and exploration may be lost. Even for the mineral resource reported on the preliminary feasibility study, any quantity or grade of indicated resource must be considered as estimates only until the project is in operation. We do not know with certainty that economically recoverable HREEs exist on the Tanbreez Project area.

In addition, if the commodity prices change or there is a material change in ore parameter quality, grade and concentrate, recoveries may vary over the 28 years expected initial life of mine and could affect the project economics and viability of our properties.

Sales, or the perception of sales, of a substantial number of our securities in the public market by our existing securityholders could cause the price of our Ordinary Shares and Public Warrants to fall.

The resale, or expected or potential resale, of a substantial number of our Ordinary Shares in the public market could occur at any time. For example, the Company’s registration statement on Form F-1 (subsequently amended to Form F-3 on April 23, 2025) registered for resale up to 100,312,567 Ordinary Shares, which constituted approximately 56.0% of our outstanding Ordinary Shares on a fully diluted basis as of March 13, 2026, on behalf of the selling securityholders named therein. Certain Ordinary Shares have been sold under such registration statement, but a significant number of shares remain unsold, including the Earnout Shares. In addition, the Company has filed registration statements in April 2025, October 2025, and February 2026 related to the potential resale of Ordinary Shares by other shareholders named therein. Such sales, or the perception that such sales could occur, could adversely affect the market price for our Ordinary Shares and make it more difficult for you to sell your holdings at times and prices that you determine are appropriate.

We have concluded that there are significant deficiencies in our internal control over financial reporting and we cannot assure you that additional sufficient deficiencies will not be identified in the future. These significant deficiencies may not be timely remediated and general reputational harm could result or persist, which could affect our business, operations and financial condition. The failure to implement and maintain effective internal control over financial reporting could result in material misstatements in the financial statements, which could require us to restate financial statements, cause investors to lose confidence in the reported financial information and have a negative effect on the price of our ordinary shares.

For the half year period ended December 31, 2025, the Company identified a material weakness related to valuation and accounting for copper powder acquired in the period, in addition to material weaknesses previously identified, which remained not remediated as of December 31, 2025.

Adverse global conditions, including macroeconomic slowdowns and recessions, and geopolitical instability, may negatively impact our financial results.

Global conditions, dislocations in the financial markets, inflation and increasing interest rates could adversely impact our business. The global macroeconomic environment has been and may continue to be negatively affected by, among other things, instability in global economic markets, increased trade tariffs and trade disputes, instability in the global credit markets, interest rates or even availability of credit, supply chain weaknesses, political tensions, instability in the geopolitical environment as a result of the war in Ukraine, U.S. military operations in Venezuela and Iran, and disputes between the U.S. and Europe related to the sovereignty of Greenland, and foreign governmental debt concerns. Such challenges have caused, and may continue to cause, uncertainty and instability in local economies and in global financial markets, which may adversely affect our business.

High interest rates in Europe, Australia, the U.S., or elsewhere could adversely affect our costs and earnings due to the impact those changes have on our variable-rate debt instruments.

A strong variation in the exchange rates between foreign currencies and the U.S. dollar could negatively affect our financial results, as a greater percentage of our sales and raw material purchases are not made in U.S. dollars. Furthermore, we could be adversely affected by negative economic conditions prevalent in the U.S. or other countries, even when economic conditions in such countries may differ significantly from economic conditions in Europe or Australia, as investors’ reactions to developments in any of these other countries may have an adverse effect on our securities. Consequently, the market value of our securities may be adversely affected by events taking place outside of Europe, Australia or the U.S.

Additionally, economic downturns and geopolitical challenges in regions of the world that are critical to our operations have in the past and could in the future cause supply chain and other disruptions that impact our business. For example, Russia’s and Ukraine’s conflict, and the possibility of retaliatory measures taken by the U.S. and NATO, the ongoing conflict in Israel, and the Houthi’s disruption to the movement of goods in the Red Sea have created global security concerns that could have a lasting adverse impact on regional and global economies.

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